Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 (the “Consolidated Financial Statements”). The date of this MD&A is March 9, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Penn West’s Consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2015	2014	2013
Gross revenues (1)	$1,268	$2,391	$2,863
Funds flow	180	935	985
Basic per share	0.36	1.89	2.03
Diluted per share	0.36	1.89	2.03
Funds flow from operations	237	953	1,023
Basic per share	0.47	1.93	2.11
Diluted per share	0.47	1.93	2.11
Net income (loss)	(2,646)	(1,733)	(809)
Basic per share	(5.27)	(3.51)	(1.67)
Diluted per share	(5.27)	(3.51)	(1.67)
Development capital expenditures (2)	470	732	704
Property acquisition (disposition), net	(800)	(560)	(540)
Long-term debt	1,940	2,149	2,458
Dividends declared	15	277	397
Dividends declared per share	0.03	0.56	0.82
Total assets	$5,924	$9,852	$12,329

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital carried by partners.

Gross revenues declined from the comparative periods mainly due to a significant decline in commodity prices and asset disposition activity which led to lower production volumes as Penn West progressed on several initiatives to reduce debt.

The net loss in 2015 and 2014 is primarily related to non-cash impairment charges recorded during the year. In 2015, the impairment charge was primarily related to non-cash property, plant and equipment (“PP&E”) and goodwill impairment charges due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned in the areas where the impairment was recorded. In 2014, the impairment charge was mainly due to a non-cash goodwill impairment charge as a result of the decline in commodity prices.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Development capital expenditures in 2015 decreased compared to 2014 and 2013 as the Company reduced its capital program in response to declining commodity prices. Penn West focused its 2015 capital activities within its light-oil interests in the Cardium and Viking.

Long-term debt continued to decline over the last two years as proceeds from asset dispositions have been used to reduce the Company’s outstanding balance.

In the first quarter of 2015, Penn West reduced its quarterly dividend from $0.14 per share at the end of 2014 to $0.01 per share. On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the divided until further notice. The last dividend payment of $0.01 per share was on October 15, 2015.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended (1)	Dec. 31 2015	Sep. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2014	Sep. 30 2014	June 30 2014	Mar. 31 2014
Gross revenues (2)	$273	$295	$360	$340	$473	$589	$656	$673
Funds flow from operations	36	45	82	74	142	232	306	273
Basic per share	0.07	0.09	0.16	0.15	0.29	0.47	0.62	0.56
Diluted per share	0.07	0.09	0.16	0.15	0.29	0.47	0.62	0.56
Funds flow	7	14	47	112	137	231	298	269
Basic per share	0.01	0.03	0.09	0.22	0.28	0.47	0.61	0.55
Diluted per share	0.01	0.03	0.09	0.22	0.28	0.47	0.60	0.55
Net income (loss)	(1,606)	(764)	(28)	(248)	(1,772)	(15)	143	(89)
Basic per share	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)
Diluted per share	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)
Dividends declared	—	5	5	5	70	69	69	69
Per share	$—	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	53,339	55,323	63,222	65,343	64,124	64,687	69,409	71,638
Natural gas (mmcf/d)	144	161	168	177	198	217	224	239

Total (boe/d)	77,398	82,198	91,164	94,905	97,143	100,839	106,706	111,461

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow/Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2015	2014
Cash flow from operating activities	$175	$848
Change in non-cash working capital	(31)	32
Decommissioning expenditures	36	55

Funds flow	180	935
Monetization of foreign exchange contracts	(95)	—
Settlements of normal course foreign exchange contracts	(40)	(2)
Realized foreign exchange loss – debt prepayments	123	—
Realized foreign exchange loss – debt maturities	36	3
Restructuring charges	33	17

Funds flow from operations	$237	$953

Per share – funds flow
Basic per share	$0.36	$1.89
Diluted per share	0.36	1.89
Per share – funds flow from operations
Basic per share	0.47	1.93
Diluted per share	$0.47	$1.93

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Funds flow and funds flow from operations were lower than the comparative periods primarily due to lower revenues as a result of weaker commodity prices, particularly crude oil, and lower production volumes as a result of the Company closing several asset dispositions.

In 2015, the Company monetized a total of US$404 million foreign exchange forward contracts on senior notes in addition to monetizing its outstanding natural gas hedges in the first quarter of 2015. It also settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders. Both activities resulted in gains in 2015 which were excluded from the funds flow from operations.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. Penn West recorded unrealized foreign exchange losses on its senior notes as amounts were translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. These amounts were excluded from funds flow from operations.

Business Strategy

The Company has taken a number of proactive measures over the past 18 months in light of the prolonged weak commodity price environment. It continues to focus on de-levering its balance sheet and long-term sustainability with a focus on the following core strategies as it progresses through 2016.

•	Targeting its capital expenditures to be within funds flow from operations at current commodity prices. This was demonstrated by its recent announcement of a disciplined 2016 capital budget totaling $50 million. As commodity prices fluctuate, the Company will continue to assess its development plans and adjust activity accordingly.

•	Continued focus on cost reductions. The Company completed a significant restructuring of its workforce in September 2015; however, it continues to seek further improvements in its cost structure, particularly within operating costs and general and administrative (“G&A”) expenditures. Currently, the Company has identified and is acting on a number of additional measures to reduce operating costs by a planned target of $120 million or approximately 20 percent on a year-over year basis. G&A expenditures continue to be reviewed with several initiatives already completed ensuring that its staff levels are consistent with its anticipated activity levels for 2016, with a planned targeted reduction of $15 to $20 million.

•	Rationalize assets and focus operations on its core, light-oil areas. Penn West progressed on its non-core disposition program in 2015 when $800 million of disposition proceeds were received and applied against debt. It remains committed to pursuing additional non-core asset sales in an effort to further reduce debt and increase efficiencies in its operations.

•	Debt reduction. The above noted strategies will all contribute to the Company’s overall goal of reducing its debt position and increasing its financial flexibility.

Penn West remains committed to ensuring operational excellence across its extensive light-oil resources in Western Canada. As it progresses on its strategies through 2016 it believes it will be well positioned to move forward once commodity prices recover.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Benchmark prices
WTI crude oil ($US/bbl)	$42.18	$46.43	$57.94	$48.63	$73.15
Edm mixed sweet par price (CAD$/bbl)	52.85	56.17	67.93	51.76	75.58
NYMEX Henry Hub ($US/mcf)	2.27	2.77	2.64	2.98	4.00
AECO Monthly Index (CAD$/mcf)	2.56	2.85	2.66	2.95	4.00

Penn West average sales price (1)
Light oil (per bbl)	50.20	52.60	64.56	49.82	72.82
NGL (per bbl)	19.53	15.24	17.40	20.31	38.88
Heavy oil (per bbl)	25.40	31.20	46.44	30.20	54.35
Total liquids (per bbl)	42.16	44.83	55.85	42.97	65.48
Natural gas (per mcf)	2.54	2.99	2.78	3.08	3.94

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.46)	(3.42)	(2.86)	(6.80)	(6.33)
WTI - WCS Heavy ($US/bbl)	$(14.49)	$(13.27)	$(11.59)	$(14.73)	$(14.23)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices experienced significant declines in 2015 as a result of oversupply in the market, largely due to increasing US oil production and OPEC’s decision in late 2014 to increase production and retain market share. Over the past 18 months, WTI fell from a high of approximately US$105 per barrel in mid-2014 to below US$40 per barrel by the end of 2015.

In the fourth quarter of 2015, price volatility persisted as both storage levels and global crude production remained high which contributed to further price weakening. Inventory levels of crude oil were well above historical levels as we exited 2015 and contributed to WTI declining from approximately US$50 per barrel to approximately US$37 per barrel by the end of the quarter.

Canadian light and heavy oil differentials remained relatively constant through the fourth quarter, with light oil differentials ranging from US$2.03 per barrel to US$2.89 per barrel below WTI and heavy oil differentials ranging from US$13.53 per barrel to US$15.15 per barrel below WTI. Canadian netbacks were aided by the strengthening US dollar which partially offset the impact of the falling WTI price.

Penn West entered a number of financial WTI hedging positions in 2015 and has the following positions in place at December 31, 2015:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Jan 2016 – Dec 2016	CDN $	72.08	5,000
WTI	Jan 2016 – Mar 2016	CDN $	73.67	4,500
WTI	Apr 2016 – Jun 2016	CDN $	68.25	2,000
WTI	Jul 2016 – Sep 2016	CDN $	66.05	1,000
WTI	Oct 2016 – Dec 2016	CDN $	67.05	1,000
WTI	Jan 2017 – Mar 2017	CDN $	69.37	3,000

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Natural Gas

NYMEX Henry Hub natural gas prices trended downward throughout 2015 as high natural gas production levels and moderate weather through most of North America caused an increase in storage levels throughout the summer and fall. Prices continued to decline in the fourth quarter of 2015 as a result of high storage levels and above average temperatures early in the winter heating season. A minor recovery was experienced late in the fourth quarter as cold temperatures were experienced through most of North America.

AECO pricing followed a similar pattern to NYMEX Henry Hub in 2015; however, the declines were not as significant as supply and storage inventory growth were impeded by ongoing restrictions on the TransCanada Pipeline system. A strong US dollar also helped to partially offset some of the weakness in the NYMEX price for Canadian producers.

At December 31, 2015, Penn West had 19,000 mcf per day of 2016 production hedged at an average AECO price of $3.08 per mcf.

Subsequent to December 31, 2015, Penn West entered into the following hedging positions.

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Feb 2016 - Dec 2016	CDN $	2.69	4,700
AECO	Jan 2017 - Dec 2017	CDN $	2.96	4,700

Average Sales Prices

	Year ended December 31
	2015	2014	% change
Light oil (per bbl)	$54.48	$92.08	(41)
Risk management gain (loss) (per bbl) (1)	3.83	(1.12)	>(100)

Light oil net (per bbl)	58.31	90.96	(36)

Heavy oil (per bbl)	33.26	69.19	(52)

NGL’s (per bbl)	18.14	53.70	(66)

Natural gas (per mcf)	2.86	4.78	(40)
Risk management gain (loss) (per mcf) (1)	0.40	(0.29)	>(100)

Natural gas net (per mcf)	3.26	4.49	(27)

Weighted average (per boe)	37.40	64.03	(42)
Risk management gain (loss) (per boe) (1)	2.59	(1.10)	>(100)

Weighted average net (per boe)	$39.99	$62.93	(36)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Performance Indicators

Penn West’s management and Board of Directors monitor its performance based on the following three key focus areas using a number of qualitative and quantitative factors:

•	Values – Includes Penn West’s execution of its operational, health, safety, environmental and regulatory programs and its focus on operational excellence;

•	Delivery – Includes Penn West key performance metrics; production results, operating costs and G&A expenditures; and

•	Sustainability – Includes the management of the Company’s asset portfolio, financial stewardship and the goal of creating long-term competitive return on investment for its shareholders.

Values

Penn West’s 2015 development program was focused in the Cardium and Viking areas and it continued to reduce its overall cost structure across its portfolio of assets within the Western Canadian Sedimentary basin. The Company is focused on strong capital stewardship which resulted in the re-alignment of its capital plans during 2015 in response to the weakening commodity price environment. Through the assessment of its drilling results and technical work completed by the Company it has accumulated a deep inventory of drilling opportunities and will continue to monitor commodity prices and react when appropriate to increase activity in its core areas.

Delivery

The Company met all key targets in 2015 as it continued to emphasize execution and several cost reduction initiatives.

•	The Company’s average annual production for 2015 was 86,357 boe per day, above the mid-point guidance of 85,000 to 87,000 boe per day.

•	Development capital expenditures were $470 million compared to a budget of $500 million.

•	Operating costs per boe were $18.96 per boe, better than the Company’s expected $19.25 - $19.75 per boe range.

•	G&A came in on target at $2.91 per boe, within the Company’s range of $2.80 - $3.05 per boe.

For 2016 targets, please refer to the “Outlook” section below.

Sustainability

In 2015, Penn West took a number of prudent steps in response to the current commodity price environment in an effort to protect its balance sheet, these included:

•	Successfully renegotiating amending agreements with its lenders under its syndicated bank facility and with holders of its senior notes to amend its financial covenants through to the end of 2016;

•	Closing $800 million of dispositions in 2015 which focused the Company’s operations and reduced its outstanding debt balance. The Company remains committed to pursuing additional non-core asset dispositions as it moves forward in an effort to increase its financial flexibility;

•	Limiting its capital expenditures to be within funds flow from operations by the end of 2015 and the commitment to continue this strategy in 2016 under the current low commodity price environment.

•	Suspending the dividend program and reducing board compensation; and

•	Significantly reducing its cost structure through the successful completion of a number of initiatives without impacting the Company’s ability to execute, notably through a 35 percent workforce reduction in September 2015.

All of the above actions have demonstrated Penn West’s commitment to the long-term sustainability of the Company. It will continue to assess its plans as it moves forward and modify its development plans as commodity prices strengthen.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2015	2014	% change
Light oil (bbls/d)	41,510	46,516	(11)
Heavy oil (bbls/d)	11,984	13,062	(8)
NGL (bbls/d)	5,769	7,858	(27)
Natural gas (mmcf/d)	163	219	(26)

Total production (boe/d)	86,357	103,989	(17)

Penn West’s annual production levels were above the mid-point of guidance of 85,000 to 87,000 boe per day as it continued to advance its development program in the Cardium and Viking. During the year, the Company continued to progress on its non-core disposition program and successfully closed a number of transactions which resulted in lower production volumes compared to 2014.

Netbacks

	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$50.05	$33.26	$2.86	$37.40	$64.03
Commodity gain (loss) (2)	3.36	—	0.40	2.59	(1.10)
Royalties	(5.75)	(3.55)	(0.22)	(4.05)	(9.85)
Transportation	(1.00)	(1.96)	(0.34)	(1.46)	(1.19)
Operating costs	(22.55)	(19.54)	(2.07)	(18.96)	(19.24)

Netback	$24.11	$8.21	$0.63	$15.52	$32.65

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	47,279	11,984	163	86,357	103,989

(1)	Excluded from the netback calculation was $7 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

In 2015, the Company’s netback was lower compared to 2014 mainly due to a significant decline in commodity prices, particularly with crude and heavy oil. This pricing impact was partially offset by a reduction in royalties.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2015	2014
Light oil and NGL	$929	$1,701
Heavy oil	146	330
Natural gas	193	360

Gross revenues (1)	$1,268	$2,391

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.

Overall, revenues have declined from 2014 primarily due to the significant decline in commodity prices combined with lower production volumes as the company successfully completed a number of asset dispositions in 2015 and late 2014.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2014	$2,391
Decrease in light oil and NGL production	(222)
Decrease in light oil and NGL prices (including realized risk management)	(550)
Decrease in heavy oil production	(27)
Decrease in heavy oil prices	(157)
Decrease in natural gas production	(93)
Decrease in natural gas prices (including realized risk management)	(74)

Gross revenues – January 1 – December 31, 2015	$1,268

Royalties

	Year ended December 31
(millions)	2015	2014
Royalties (millions)	$128	$374
Average royalty rate (1)	11%	15%
$/boe	$4.05	$9.85

(1)	Excludes effects of risk management activities.

In 2015, royalties decreased from the comparable period mainly due to a reduction in crude oil prices and the impact of asset disposition activity completed in 2015 and late 2014.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Expenses

	Year ended December 31
(millions)	2015	2014
Operating	$597	$729
Transportation	46	45
Financing	162	158
Share-based compensation	$6	$12

	Year ended December 31
(per boe)	2015	2014
Operating	$18.96	$19.24
Transportation	1.46	1.19
Financing	5.15	4.16
Share-based compensation	$0.19	$0.28

Operating

Operating costs in 2015 were lower than the comparative period as the Company closed a number of non-core asset dispositions which targeted higher operating cost areas. Also contributing to the decline was the successful execution of cost reduction strategies which led to lower labour costs and maintenance activity. These activities resulted in the Company achieving operating costs on a per boe basis below its guidance of $19.25 - $19.75 per boe.

In 2015 a realized loss of $16 million (2014 – $6 million) was recorded on electricity contracts which resulted in an increase to operating costs.

Financing

At December 31, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2015, the Company had $689 million of unused credit capacity available.

At December 31, 2015, the value of the Company’s senior notes were $1.5 billion (2014 – $2.1 billion). There were no senior notes issued in either 2015 or 2014. During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $147 million outstanding under its syndicated bank facility using asset disposition proceeds. The repayments were made pursuant to the amendment terms entered into with the Company’s lenders in May 2015.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

At December 31, 2015, the Company had the following senior secured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$193	8 – 15 years	7.36%		2.6
2008 Notes	May 29, 2008	US$334, CAD$30	8 – 12 years	7.74%		2.0
UK Notes	July 31, 2008	£35	10 years	6.95	% (2)	2.6
2009 Notes	May 5, 2009	US$65(3), £14, €6	5 – 10 years	10.18	% (4)	2.5
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.18%		3.7
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.43%		5.7
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	5.99%		4.3

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio under the covenant relief period which ends with the bank syndicate and noteholders on March 30, 2017.
(2)	These notes bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior notes. Financing charges in 2015 increased compared to 2014 as there was a higher average balance drawn under the syndicated bank facility during 2015 compared to 2014. Additionally, as a result of entering into agreements to amend its financial covenants with its lenders under its syndicated bank facility and with the holders of its senior notes there were increases in the Company’s fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Consolidated Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at December 31, 2015, 24 percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), formerly named the Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2015	2014
Options	$4	$10
RSU	2	2

Share-based compensation	$6	$12

During 2015 and 2014, the DSU and PSU expenses were insignificant.

In 2015, there was nil PSU expense (2014 - $1 million) accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former senior management.

The share price used in the fair value calculation of the RSU, PSU and DSU obligations at December 31, 2015 was $1.17 (2014 – $2.43).

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions)	2015	2014
Gross	$141	$172
Per boe	4.47	4.54
Net	92	131
Per boe	$2.91	$3.45

During 2015, Penn West further focused its cost structure which led to a reduction in its G&A compared to 2014. Staff and contractor levels were reduced throughout the year, most notably in September 2015, as the Company announced a 35 percent staff reduction. Additionally, the Company successfully completed a number of process improvement projects which also contributed to improved figures in 2015.

On a per boe basis, net G&A was within the Company’s target of $2.80 per boe - $3.05 per boe.

Restructuring Expense

	Year ended December 31
(millions)	2015	2014
Restructuring	$33	$17
Per boe	$1.04	$0.46

In 2015, as a result of the review of the Company’s organizational structure which led to a significant decline in Penn West’s staff and contractor levels, restructuring charges were recorded related to employee severances.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions)	2015	2014
Depletion and depreciation (“D&D”)	$667	$750
D&D expense per boe	21.15	19.78

Impairment	1,700	634
Impairment per boe	53.93	16.70

Accretion of decommissioning liability	37	36
Accretion expense per boe	$1.17	$0.95

The decrease in the D&D expense in 2014 is attributed to lower production volumes due to dispositions that closed in 2015 and late 2014.

On December 31, 2015, the Company recorded a $632 million impairment charge ($866 million before-tax) related to certain properties in the Swan Hills, Slave Point, Cardium, Edmonton and Wainwright areas of Alberta and the Fort St. John area of northeastern British Columbia. The impairments recorded in areas outside the Cardium were primarily due to lower commodity price forecasts compared to September 30, 2015, lower estimated reserve recoveries and minimal future development capital planned in these areas. The impairment in the Cardium was due to lower commodity price forecasts compared to September 30, 2015 and a reduction in future development costs to align with the Company’s current year capital budget.

On September 30, 2015, Penn West recorded a $318 million impairment charge ($435 million before-tax) related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta primarily as a result of decreases in commodity price forecasts. Also, as a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale and recorded a $291 million impairment ($399 million before-tax).

In 2014, Penn West recorded an impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to a decline in forecasted commodity prices compared to the prior year and minimal future development capital planned in these areas.

Taxes

	Year ended December 31
(millions)	2015	2014
Deferred tax recovery	$619	$118

In 2015, the deferred income tax recovery was mainly due to PP&E impairment charges recorded during the second half of the year. This was partially offset by an increase to the Alberta corporate tax rate from 10 percent to 12 percent which was substantially enacted in the second quarter of 2015.

The deferred income tax recovery in 2014 can be attributed to impairment charges recorded during the fourth quarter of 2014 and unrealized risk management losses during 2014.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Tax Pools

	As at December 31
(millions)	2015	2014
Undepreciated capital cost (UCC)	$757	$909
Canadian oil and gas property expense (COGPE)	—	6
Canadian development expense (CDE)	329	965
Canadian exploration expense (CEE)	123	431
Non-capital losses	2,836	2,318
Other	60	61

Total	$4,105	$4,690

In 2015, the Company’s tax pool balance declined as a result of asset dispositions that were closed during the year.

Tax pool amounts exclude income deferred in operating partnerships of $245 million in 2015 (2014 – $441 million).

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior, secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2015	2014
Realized foreign exchange loss on debt maturities	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(123)	—
Unrealized foreign exchange loss	(151)	(152)

Foreign exchange loss	$(310)	$(155)

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds.

The unrealized loss during 2015 is primarily due to the weakening of the Canadian dollar relative to the US dollar. This was partially offset by repayments of its senior notes as cumulative amounts previously recorded as unrealized foreign exchange losses on the specific debt maturities/pre-payments settled in the period are offset into realized foreign exchange losses.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Net Loss

	Years ended December 31
(millions, except per share amounts)	2015	2014
Net loss	$(2,646)	$(1,733)
Basic per share	(5.27)	(3.51)
Diluted per share	$(5.27)	$(3.51)

The net loss in 2015 is primarily due to non-cash PP&E, Goodwill and E&E impairment charges recorded in the second half of 2015 as a result of lower forecasted commodity prices, lower estimated reserve recoveries and lower or minimal future development capital planned in the areas where the impairments were recorded. In the third quarter of 2015, as a result of entering into definitive sales agreements related to the Mitsue and Weyburn transactions, Penn West recorded non-cash impairment charges on these two transactions as the book value of these assets exceeded the fair value received. Lastly, the weakening of the Canadian dollar relative to the US dollar led to the Company recording foreign exchange losses related to its US denominated debt.

The net loss in 2014 was due to non-cash goodwill and PP&E impairment charges as a result of a decline in forecasted commodity prices and limited planned development capital in the areas where the impairments were recorded.

Drilling

	Year ended December 31
	2015		2014
	Gross	Net	Gross	Net
Oil	211	177	245	200
Natural gas	—	—	9	3

	211	177	254	203
Stratigraphic and service	1	1	10	2

Total	212	178	264	205

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Capital Expenditures

	Year ended December 31
(millions)	2015	2014
Land acquisition and retention	$2	$2
Drilling and completions	325	509
Facilities and well equipping	167	232
Geological and geophysical	2	7
Corporate	5	11
Capital carried by partners	(31)	(29)

Development capital expenditures (1)	470	732
SR&ED tax credits	(29)	—
Property dispositions, net	(800)	(560)

Total expenditures	$(359)	$172

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

In 2015, the Company focused its development activities within its core interests in the Viking and Cardium. In the Viking, a total of 105 net wells were drilled concentrated within the Dodsland area where Penn West has demonstrated the continued ability to be the lowest cost producer in the area. Additionally, in the Cardium, Penn West drilled a total of 57 net wells mainly in the Willesden Green and Pembina areas of the play. Development activities continued to progress within the Peace River Oil Partnership with a total of 13 net wells drilled, with the capital costs largely carried by the Company’s joint venture partner.

Exploration and evaluation (“E&E”) capital expenditures

	Year ended December 31
(millions)	2015	2014
E&E expenditures	$10	$108

In 2015, the Company had minor expenditures within its E&E plays as it focused on development activities within the Cardium and Viking. In 2014, E&E expenditures primarily related to activity in the Company’s Duvernay property.

Additionally, in 2015, Penn West recorded a $185 million ($252 million before-tax) impairment charge within the Cordova area of British Columbia as a result of decreases in commodity price forecasts and minimal capital activity planned in this area under the current commodity price environment as it is natural gas weighted. In the future, as commodity price forecasts fluctuate, the Company will assess its plans in the area which could lead to an increase in the recoverable amount and the potential for a reversal of the impairment.

Gain (loss) on asset dispositions

	Year ended December 31
(millions)	2015	2014
Gain (loss) on asset dispositions	$85	$(190)

During 2015, Penn West closed $800 million of non-core asset dispositions as it continued to de-lever its balance sheet and focus its asset portfolio. During the year, $6 million of transaction costs were recorded as a result of the dispositions (2014 – insignificant).

The non-cash loss in 2014 is mainly due to Penn West’s two non-core asset dispositions in 2014, one which closed in March for total proceeds of $175 million and the other which closed in December for total proceeds of $355 million.

Goodwill

		As at December 31
(millions)	2015	2014
Balance, end of year	$—	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. At December 31, 2015, as a result of completing its goodwill impairment test, the carrying amount exceeded the recoverable amount resulting in $684 million impairment. Additionally, the Company recorded $22 million of impairment as a result of two disposition transactions that were entered into during the third quarter of 2015 and $28 million (2014 – $78 million) of goodwill was allocated to non-core property dispositions during the year.

In 2014, goodwill was reduced by $1.1 billion as a result of a non-cash impairment charge mainly due to lower forecasted commodity prices.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2015		2014
(millions)		%		%
Common shares issued, at market (1)	$588	22	$1,208	33
Bank loans and long-term notes	1,940	71	2,149	59
Working capital deficiency (2)	182	7	304	8

Total enterprise value	$2,710	100	$3,661	100

(1)	The share price at December 31, 2015 was $1.17 (2014 - $2.43).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.

Dividends

(millions)	2015	2014
Dividends declared	$15	$277
Per share	0.03	0.56

Dividends paid (1)	$85	$275

(1)	Includes amounts funded by the dividend reinvestment plan.

On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the dividend until further notice. The last dividend payment was on October 15, 2015.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, secured notes. On December 31, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2015
Senior debt to EBITDA (1)	Less than 5:1	4.6
Total debt to EBITDA (1)	Less than 5:1	4.6
Senior debt to capitalization	Less than 50%	40%
Total debt to capitalization	Less than 55%	40%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, secured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The table below outlines the Company’s senior debt to EBITDA calculation as at December 31, 2015:

	Three months ended				Trailing 12 months
(millions, except ratios)	Dec. 31 2015	Sept. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2015
Funds Flow	$7	$14	$47	$112	$180
Financing	42	40	43	37	162
Realized gain on foreign exchange hedges on prepayments	(9)	(6)	(3)	—	(18)
Realized foreign exchange loss – debt prepayments	64	15	44	—	123
Restructuring expenses	6	22	3	2	33

EBITDA	$110	$85	$134	$151	$480
EBITDA contribution from assets sold (1)					(53)

EBITDA as defined by debt agreements					$427

Long-term debt					$1,940
Letters of credit – financial (2)					15

Total senior debt					$1,955

Senior debt to EBITDA					4.6

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Financial Instruments

Penn West has an active risk management program in order to reduce the risk of commodity price, foreign currency and interest rate fluctuations and to allow for some certainty over funds flow from operations. The Company had the following financial instruments outstanding as at December 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps		19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	$4

Crude Oil
WTI Swaps		5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	27
WTI Swaps		4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	8
WTI Swaps		2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	2
WTI Swaps		1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps		1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps		3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	2

Electricity swaps
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(4)

Crude oil assignment
18 – month term		10,000 boe/d	Jan/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	140	2016 – 2019	0.9951 CAD/USD	51
Short-term (< 1 year)	US$	9	2016	1.3883 CAD/USD	—

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	4
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$104

Please refer to Penn West’s website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

The components of risk management on the Statement of Income (Loss) are as follows:

	Year ended December 31
	2015	2014
Realized
Settlement of commodity contracts/assignment	$63	$(42)
Monetization of commodity contracts	18	—
Settlement of foreign exchange contracts	40	2
Monetization of foreign exchange contracts	95	—

Total realized risk management gain (loss)	216	(40)

Unrealized
Commodity contracts	21	53
Electricity swaps	6	(2)
Interest rate swaps	—	1
Crude oil assignment	(8)	(2)
Foreign exchange contracts	(47)	48
Cross-currency swaps	18	4

Total unrealized risk management gain (loss)	(10)	102

Risk management gain	$206	$62

In 2015, the Company monetized a total of US$404 million of foreign exchange forward contracts on senior notes and settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders.

Outlook

The Company has set its 2016 forecasted annual production guidance between 60,000 – 64,000 boe per day and an exploration and development capital expenditures budget of $50 million for the year. Annual average operating costs for 2016 are planned to be between $18.00 - $18.75 per boe and G&A per boe of $2.50 - $2.90. All figures were previously disclosed in its January 28, 2016 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at March 9, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe in 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	13	0.03
Liquids production	1,000 bbls/day	8	0.02
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	1	—
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	2	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$222	$238	$375	$663	$263	$179
Transportation	27	59	75	76	76	296
Power infrastructure	19	9	9	9	9	7
Drilling rigs	11	7	—	—	—	—
Interest obligations	125	92	73	37	17	21
Office lease (1)	65	62	62	63	63	280
Decommissioning liability (2)	$21	$21	$20	$19	$18	$298

(1)	The future office lease commitments above are contracted to be reduced by sublease recoveries totaling $337 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.5 billion in senior secured notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior secured notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario, Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

Equity Instruments

Common shares issued:

As at December 31, 2015 and March 9, 2016	502,163,163

Options outstanding:
As at December 31, 2015	10,595,728
Forfeited	(1,313,609)

As at March 9, 2016	9,282,119

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Fourth Quarter 2015 Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2015	2014	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$273	$473	(42)
Funds flow	7	137	(95)
Basic per share	0.01	0.28	(96)
Diluted per share	0.01	0.28	(96)
Funds flow from operations	36	142	(75)
Basic per share	0.07	0.29	(76)
Diluted per share	0.07	0.29	(76)
Net loss	(1,606)	(1,772)	(9)
Basic per share	(3.20)	(3.57)	(10)
Diluted per share	(3.20)	(3.57)	(10)
Development capital expenditures (2)	99	247	(60)
Property acquisition (disposition), net	$(389)	$(345)	13

Dividends
(millions)
Dividends paid (3)	$5	$69	(93)
DRIP	—	(15)	>100

Dividends paid in cash	$5	$54	(91)

Operations

Daily production
Light oil and NGL (bbls/d)	41,378	51,624	(20)
Heavy oil (bbls/d)	11,962	12,500	(4)
Natural gas (mmcf/d)	144	198	(27)

Total production (boe/d)	77,398	97,143	(20)

Average sales price
Light oil and NGL (per bbl)	$47.00	$68.18	(31)
Heavy oil (per bbl)	25.40	54.35	(53)
Natural gas (per mcf)	$2.54	$3.94	(36)
Netback per boe
Sales price	$33.80	$51.26	(34)
Risk management gain	4.89	1.51	>100

Net sales price	38.69	52.77	(27)
Royalties	(4.39)	(8.60)	(49)
Operating expenses	(17.43)	(20.83)	(16)
Transportation	(1.55)	(1.30)	19

Netback	$15.32	$22.04	(30)

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital carried by partners.
(3)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial

Gross revenues, funds flow and funds flow from operations decreased in the fourth quarter of 2015 compared to 2014 primarily due to lower revenues as a result of decreases in commodity prices and lower production volumes from asset dispositions during 2015.

The net loss during the fourth quarter of 2015 was the result of an after-tax PP&E impairment charge of $632 million (2014 – $473 million) and a goodwill impairment charge of $684 million (2014 – $1,100 million).

Operations

Development activities during the quarter were focused in the Cardium and Viking areas with 42 net wells drilled. Additionally, 21 net wells were brought online during the period in both the Crimson and Pembina areas with results continuing to exceed the Company’s expectations. At December 31, 2015, Penn West had 21 net wells in the Viking and one net well in the Cardium to be brought onto production during the first quarter of 2016.

Average production in the fourth quarter of 2015 was strong and resulted in the Company being above the mid-point of its annual production guidance target. Production declined from the comparable period in 2014, mainly due to asset dispositions that closed during 2015 and in late 2014.

During the fourth quarter of 2015, the Company closed its previously announced Mitsue disposition for proceeds of approximately $193 million and its disposition of its Weyburn Unit working interest for proceeds of $205 million, prior to closing adjustments. Proceeds from both dispositions were applied against the Companies senior notes and its syndicated bank facility.

In the fourth quarter of 2015, WTI crude oil prices averaged US$42.18 per barrel compared to US$46.43 per barrel in the third quarter of 2015 and US$73.15 per barrel in the fourth quarter of 2014. The decline is mainly due to an increase in the supply of crude oil. The AECO Monthly Index averaged $2.56 per mcf in the fourth quarter of 2015 compared to $2.85 per mcf in the third quarter of 2015 and $3.80 per mcf for the fourth quarter of 2014. Natural gas prices in 2015 decreased mainly due to moderate weather across North America in 2015.

Netbacks declined from the comparative quarter primarily due to lower commodity prices which was partially offset by the Company’s continued focus on operating cost reduction initiatives and lower royalty rates due to commodity price declines and disposition activities.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2015. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2015 the disclosure controls and procedures were effective.

PENN WEST 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Penn West’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2015. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During 2015, the Company transitioned to the 2013 COSO Framework as it relates to its internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2015 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2015 and ending on December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

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Critical Accounting Estimates

Penn West’s significant accounting policies are detailed in Note 3 to its audited consolidated financial statements. In the determination of financial results, Penn West must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Penn West’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded. In 2015, Penn West recorded impairment charges totalling $1,241 million ($1,700 million before-tax), this was primarily due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned in areas where the impairments were recorded.

In 2014, Penn West recorded impairment charges totalling $473 million ($634 million before-tax) related to a weaker forecasted commodity price environment and minimal planned development activities in areas.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 10 to Penn West’s audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 9 to the Company’s audited consolidated financial statements.

Penn West’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs, financial instruments including swaps and collars may be utilized from time to time.

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Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends. At December 31, 2015, Penn West recorded a $684 million (2014 – $1.1 billion) goodwill impairment charge primarily due to a significant decrease in commodity price forecasts. In 2015, the Company also recorded $22 million of impairment as a result of two transactions which the book value of the assets exceeded the fair value received.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and restructuring charges and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund planned capital programs. See “Calculation of Funds Flow/ Funds flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

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Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, continuing to focus on de-levering the balance sheet and long-term sustainability focusing on core strategies through 2016, targeting capital expenditures to be within funds flow from operations at current commodity prices and continuing to assess development plans and adjust activity accordingly, continued focus on cost reductions, continuing to seek further improvements in cost structure, particularly within operating costs and G&A expenditures, reducing operating costs by a planned target of $120 million or approximately 20 percent on a year-over year basis, continued review of G&A expenditures and making sure staff levels are consistent with anticipated activity level for 2016, with a planned reduction of $15 to $20 million, remaining committed to pursuing additional non-core asset sales in an effort to further reduce debt and increase efficiencies in operations, reducing debt position and increasing financial flexibility, remaining committed to ensuring operational excellence across the extensive light-oil resources in Western Canada and the believe that the company will be well positioned to move forward once commodity prices recover; under “Performance Indicators”, continuing to monitor commodity prices and react when appropriate to increase activity in its core areas, continuing to emphasize execution and several cost reduction initiatives, remaining committed to pursuing additional non-core asset dispositions moving forward in an effort to increase financial flexibility, the commitment to continue capital expenditure to be within fund flow from operations in 2016 under the current low commodity price environment and continuing to assess plans as the Company moves forward and modify its development plans as commodity prices strengthen; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, the amount of future cash dividends payable, if any, depending on certain factors and approvals of the Board of Directors, actively managing the debt portfolio and consider opportunities to reduce or diversify the debt capital structure, contemplating both operating and financial risks and taking action as appropriate to limit the Company’s exposure to certain risks and that those actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies, intending to continue to actively identify and evaluate hedging opportunities in order to reduce exposure to fluctuations in commodity prices and protect future cash flows and capital programs, the potential that the Company may not be in compliance with its financial covenants by the end of the second quarter of 2016, considering several options that address the risk of default, including engaging the lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors, the possibility of monetizing a number of favorable hedging positions if approved by the lenders; under “Financial Instruments”, that the active risk management program which reduces the risk of commodity price, foreign currency and interest rate fluctuations and allows for some certainty over fund flow from operations; under “Outlook”, the updated annual production guidance range, the exploration and development capital expenditures budget, the annual average operating costs and G&A per boe; under “Contractual Obligations and Commitments”, the possibility of having to obtain other facilities if the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior secured notes, continuously monitoring the credit metrics and maintaining positive working relationships with the lenders, investors and agents, a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage which will not impact the Company’s cash or financial position, satisfying the conditions stated in the settlement documents as well as receipt of court approval in each of Alberta,

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Ontario, Quebec and New York; under “Fourth Quarter 2015 Highlights”, bringing on to production 21 net wells in the Viking and one net well in the Cardium whose results continue to exceed the Company’s expectations; under “Critical Accounting Estimates”, ensuring funds flow are sufficient to fund planned capital programs by using financial instruments including swaps and collars, using various types of financial instruments to reduce exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates and the possible exposure to credit risks associated with the possible non-performance of counterparties to those derivative contracts. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, secured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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